     As filed with the Securities and Exchange Commission on January 9, 1996
                                                      Registration No. 33-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                   ----------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                              SEMTECH CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          DELAWARE                                        95-2119684
(STATE OR OTHER JURISDICTION OF                         (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NO.)

                              652 MITCHELL ROAD
                       NEWBURY PARK, CALIFORNIA  91320
                                (805) 498-2111
                       (ADDRESS, INCLUDING ZIP CODE AND
                  TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                  REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


               JOHN D. POE                              COPIES TO:
   PRESIDENT & CHIEF EXECUTIVE OFFICER          ROBERT A. MILLER, JR., ESQ.
           SEMTECH CORPORATION               PAUL, HASTINGS, JANOFSKY & WALKER
            652 MITCHELL ROAD                      555 S. FLOWER STREET
      NEWBURY PARK, CALIFORNIA 91320          LOS ANGELES, CALIFORNIA  90071
              (805) 498-2111                          (213) 683-6254
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND
  TELEPHONE NUMBER, INCLUDING AREA CODE,
          OF AGENT FOR SERVICE)

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------
         Title of each                                Proposed            Proposed
           class of                                    Maximum            Maximum
         securities to             Amount to be    Offering Price        Aggregate           Amount of
         be registered              Registered      Per Share (1)    Offering Price (1)   Registration Fee
----------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value      775,000 Shares          $19.375          $15,015,625           $5,177.80
----------------------------------------------------------------------------------------------------------

 (1) Estimate based on last sales price of the Registrant's Common Stock as reported by the NASDAQ-National Market System on January 5, 1996 pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended.

              ___________________________________________________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                              SEMTECH CORPORATION
                             Cross Reference Sheet
              Furnished Pursuant to Item 501(b) of Regulation S-K

PART I  INFORMATION REQUIRED IN PROSPECTUS

Item Number and Caption in Form S-3                         Location in Prospectus
-----------------------------------                         ----------------------
Item 1.       Forepart of Registration Statement and        Outside Front Cover Page of Prospectus.
              Outside Front Cover Page of Prospectus.
Item 2.       Inside Front and Outside Back Cover           Inside Front and Outside Back Cover
              Pages of Prospectus.                          Pages of Prospectus.
Item 3.       Summary Information, Risk Factors and         The Company; Risk Factors.
              Ratio of Earnings to Fixed Charges.
Item 4.       Use of Proceeds.                              Use of Proceeds.
Item 5.       Determination of Offering Price.              Plan of Distribution.
Item 6.       Dilution.                                     Not Applicable.
Item 7.       Selling Securityholders.                      Selling Securityholders.
Item 8.       Plan of Distribution.                         Outside Front Cover Page; Plan of
                                                            Distribution.
Item 9.       Description of Securities to be Registered.   Incorporation by Reference.
Item 10.      Interests of Named Experts and Counsel.       Not Applicable.
Item 11.      Material Changes.                             Material Changes; Financial Statements.
Item 12.      Incorporation of Certain Information by       Incorporation by Reference.
              Reference.
Item 13.      Disclosure of Commission Position on          Not Applicable.
              Indemnification for Securities Act
              Liabilities.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment. A         +
+registration statement relating to these securities has been filed with the + +Securities and Exchange Commission. These securities may not be sold nor + +may offers to buy be accepted prior to the time the registration statement + +becomes effective. This prospectus shall not constitute an offer to sell + +or the solicitation of an offer to buy nor shall there be any sale of these + +securities in any State in which such offer, solicitation or sale would be + +unlawful prior to registration or qualification under the securities laws +
+of any such State.                                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  Subject to Completion, Dated January 9, 1996

PROSPECTUS
----------

                              SEMTECH CORPORATION
                                _______________

                         775,000 Shares of Common Stock
                                _______________

    This Prospectus relates to the offering and sale by certain holders (the "Selling Securityholders") of up to 775,000 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Semtech Corporation, a Delaware corporation ("Semtech" or the "Company").

    The Shares being offered hereby are resales of shares acquired by the Selling Securityholders in connection with the acquisition of Gamma, Inc. (dba ECI Semiconductor) by the Company in October 1995, which acquisition was accounted for as a pooling-of-interests under generally accepted accounting principles. The Shares offered hereby may be sold from time to time through broker-dealers or otherwise by the Selling Securityholders, or by pledgees, donees, transferees, agents or other successor in interest. Such sales may be made on one or more exchanges or in the over-the-counter market (including the NASDAQ National Market System) or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. No representation is made that any Shares will or will not be offered for sale. See "Plan of Distribution."

    The Shares are being offered for the accounts of the Selling Securityholders. The Company will not receive any proceeds from the sale of the shares by the Selling Securityholders. It is not possible at the present time to determine the price to the public in any sale of the Shares by the Selling Securityholders and each Selling Securityholder reserves the right to accept or reject, in whole or in part, any proposed purchase of Shares. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the Selling Securityholders. The aggregate proceeds to the Selling Securityholders from the sale of the Shares will be the purchase price of the Shares sold less all applicable commissions and underwriters' discounts, if any. The Company will pay substantially all the expenses of the offering of the Shares by Selling Securityholders, estimated to be $46,677.80. See "Selling Securityholders" and "Plan of Distribution."

    The shares of Common Stock of the Company are traded on the NASDAQ National Market System ("NASDAQ") under the symbol "SMTC." The last reported sales price of the Company's Common Stock as reported by NASDAQ on January 5, 1996 was $19.375.

    THE OFFERING INVOLVES A HIGH DEGREE OF RISK. FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITHIN AN INVESTMENT IN THE SHARES, SEE "RISK FACTORS."

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES   COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.    ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                                _______________

                The date of this Prospectus is January __, 1996.

                             AVAILABLE INFORMATION


    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at its principal office located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the SEC: Suite 1400, Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

    The Company's Common Stock is listed on the NASDAQ National Market System and reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

    The Company has filed with the SEC a registration statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933 (the "Securities Act"), with respect to the shares of Common Stock to be offered pursuant to this Prospectus. This Prospectus is part of the Registration Statement and does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. Such additional information may be obtained from the SEC's principal office in Washington, D.C. Statements contained in this Prospectus or in any document incorporated by reference in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                          INCORPORATION BY REFERENCE

    This Prospectus incorporates by reference certain documents which are not presented herein or delivered herewith. These documents are available upon request from Gisela Auchter, Assistant Secretary, Semtech Corporation, 652 Mitchell Road, Newbury Park, California 91320, telephone (805) 498-2111.

    The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the information that has been incorporated herein by reference, other than exhibits to such information, unless such exhibits are specifically incorporated herein by reference into the information that this Prospectus incorporates. Requests for such documents should be directed to the person indicated in the immediately preceding paragraph.

    The following documents, which have been filed with the SEC pursuant to the Exchange Act, are hereby incorporated by reference herein:

    (a)  Semtech's Annual Report on Form 10-K for the year ended January 29,
1995;

    (b) Semtech's Quarterly Reports on Form 10-Q for the quarters ended April 30, 1995, July 30, 1995 and October 29, 1995;

    (c) Semtech's Proxy Statement for its annual meeting of stockholders held on June 8, 1995 (other than the portions thereof identified as not deemed filed with the SEC);

    (d) Semtech's Current Report on Form 8-K, dated October 4, 1995, as amended on December 19, 1995; and

    (e) The description of the Common Stock contained in Semtech's Registration Statement on Form S-2, filed with the Commission on December 24, 1985, under the Securities Act.

    All documents filed by Semtech pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of this offering shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. All information appearing in this Prospectus or in any document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated by reference herein and should be read together with such information and documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         Unless otherwise indicated, the information in this Prospectus and the financial statements included herein give effect to the acquisition by Semtech of Gamma, Inc., dba ECI Semiconductor ("ECI"), through the merger of Semtech Acquisition Corp., a wholly owned subsidiary of Semtech Corporation, with and into ECI Semiconductor, and to the accounting for such transaction as a pooling of interests.


                                  THE COMPANY

    Semtech Corporation ("Semtech" or the "Company") manufactures and markets a wide range of semiconductor products designed for use in commercial and military applications. The Company was incorporated in 1960 in Delaware. The Company's principal executive offices are located at 652 Mitchell Road, Newbury Park, California 91320, and its telephone number at that location is (805) 498-2111. The Company has manufacturing facilities in California, Texas, Mexico and Scotland.

    The Company has traditionally manufactured high quality semiconductors consisting of silicon rectifiers, rectifier assemblies, high-voltage monolithic capacitors, transient voltage suppressors and related devices which are mainly used to convert alternating current into direct current. A majority of these products were used in military and aerospace applications. In recent years, the Company has introduced several new product lines designed for use in commercial (non-military) applications such as personal computers, telecommunications and data communications. These commercial products include transient voltage suppressors (TVS) which provide protection from damaging electrical transients to sensitive components, linear and switching voltage regulators which alter voltage, DC/DC modules and customized power supplies.

    The commercial semiconductor industry and the industries in which the Company's products are used are characterized by rapid changes and short product life cycles. While the Company has seen wide acceptance of its newly introduced commercial products, the markets for the Company's military and aerospace products remains fiercely competitive.

    The Company maintains a domestic sales and marketing organization consisting of Company sales personnel located in Southern California, Texas and Connecticut who manage the sales activities of independent sales representative firms and independent industrial distributors within the United States and Canada. The Company also maintains sales offices in France, Germany, Scotland and Taiwan to serve the European and Far East markets. These sales activities are also supplemented by independent sales representative firms and authorized distributors. The Company is represented outside the United States and Europe by other independent sales organizations.

    In October 1995, the Company acquired ECI, an analog semiconductor manufacturer supplying foundry wafers, custom linear and digital arrays, and general purpose analog semiconductor devices. The acquisition of ECI provides the Company additional design and production capabilities and an opportunity to fulfill the growing demand for analog semiconductors in new market applications.


                                  RISK FACTORS

    An investment in the Shares offered hereby involves a high degree of risk. The following risk factors should be considered carefully in evaluating an investment in the Shares offered hereby.

    Sole or Limited Sources of Supply. The Company obtains certain components and materials necessary for its manufacturing operations from a limited number of suppliers. The Company's reliance on a limited number of outside subcontractors for packaging and certain other tasks also involves several risks, including potential inability to obtain an adequate supply of required components and reduced control over the price, timely delivery, reliability and quality of components. There can be no assurance that problems will not occur in the future with suppliers or subcontractors. Disruption or termination of the Company's supply sources or subcontractors could delay shipments by the Company and could have a material adverse effect on the Company's business, financial condition and results of operations. Delays could also damage relationships with current and prospective customers. Any prolonged inability to obtain timely deliveries or any other circumstances that would require the Company to seek alternative sources of supply or to manufacture or package certain components internally would have a material adverse effect on the Company's business, financial condition and results of operations.

    Dependence on Key Employees. The Company's future success depends in significant part upon the continued service of its technical and managerial personnel. The loss of the services of any of the Company's technical and managerial personnel could adversely affect the Company's business, financial condition and results of operations. The Company's future success also heavily depends on its continuing ability to attract and retain highly qualified technical, marketing and managerial personnel. Competition for qualified personnel is intense, particularly for personnel with expertise in the Company's areas of business. There can be no assurance that the Company will be able to retain its key managerial and technical employees or that it will be successful in attracting, assimilating or retaining other highly qualified technical and managerial personnel in the future.

    Protection of Know-How and Trade Secrets; Intellectual Property Claims. Few of the Company's products are protected by patents. The Company has, however, devoted significant resources to develop its current level of expertise, and believes that its integrated circuit design know-how and processes are valuable assets that have been and will continue to be important to the Company's business. The Company relies primarily on a combination of nondisclosure agreements and other contractual provisions, as well as the commitment to confidentiality and loyalty of its employees, to protect its know-how and processes. The failure of the Company to adequately protect its material know-how and processes could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the steps taken by the Company will be adequate to protect its proprietary rights or that a competitor will not independently develop know-how or processes similar or superior to those of the Company.

    The semiconductor industry is characterized by frequent litigation regarding patent and intellectual property rights. Litigation, which could result in substantial cost to and diversion of resources of the Company, may be necessary to enforce intellectual property rights of the Company or to defend the Company against infringement claims.

    Intense Competition. The semiconductor industry is intensely competitive and is characterized by price erosion, rapid technological change and design and other technological obsolescence. The Company competes with domestic and international semiconductor companies, many of which have substantially greater financial and other resources than the Company with which to pursue engineering, manufacturing, marketing and distribution of their products. The Company expects continued competition from existing competitors as well as competition from new entrants in the semiconductor market. The ability of the Company to compete successfully in the rapidly evolving area of integrated circuit technology depends on several factors, including success in designing and manufacturing new products that implement new technologies, adequate sources of raw materials, protection of Company processes and know-how, maintaining high product quality and reliability, competitive pricing, efficient production, customer demand, success of competitors' products and general economic conditions. Increased competition could result in price reductions, reduced margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition and results of operations.

    Production Yield Fluctuations. The manufacture of semiconductor products is a highly complex and precise process. Defects in masks, impurities in the materials used, contamination of the manufacturing environment, equipment failure and other difficulties in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. Wafer yields can decline without warning, resulting in substantially higher product costs and inventory shortages. Yield problems may take substantial time to analyze and correct. While the Company has not experienced material fluctuations in production yields in the recent past, there can be no assurance that the Company will not experience production yield problems in the future, or that any problem of that type will not materially adversely affect the Company's business, financial condition and results of operations.

    Rapid Technological Change. The business in which the Company is engaged is characterized by rapid technological change and new process technologies and enhancements. The Company's competitiveness and future success will depend in large part upon the technological quality of its products and processes relative to those of its competitors and its ability both to develop new and enhanced process technologies and to introduce them at competitive prices and on a timely and cost-effective basis. The success of the Company in developing, introducing, selling and supporting new and enhanced technologies depends upon a variety of factors including timely and efficient completion of process design and development, timely and efficient implementation of manufacturing processes, software development, and effective sales, marketing and customer service. The failure to successfully select, develop, manufacture and market new programs and products, or to enhance its existing technologies, could materially adversely affect the Company's business, financial condition and results of operations.

    Economic Downturn in Markets; Overcapacity. The Company markets its products to industries including the telecommunications, consumer, aerospace and military, computers and peripherals and other industries. A downturn in any of the Company's markets could materially adversely affect the Company's business, financial condition and results of operations. In addition, current efforts being undertaken by companies in the semiconductor manufacturing industry to increase worldwide semiconductor manufacturing capacity could lead to general manufacturing overcapacity and to underutilization of the Company's manufacturing capacity. The Company's ability to achieve future revenue growth depends in significant part upon its ability to increase market and account penetration and to maintain current utilization levels of its manufacturing capacity. There can be no assurance that the Company will be able to maintain or expand its market share.

    Customer Concentration. Historically, the Company has had significant customers, which individually accounted for greater than 10% of consolidated revenues. The composition of the Company's largest customers has varied from year to year. In fiscal year 1995, the top five customers of the Company accounted for 30% of the Company's revenues during that period. The Company primarily conducts its sales on a purchase order basis, rather than pursuant to long-term supply contracts. The loss of any significant customer, any reduction in orders by any of the Company's significant customers, or the cancellation of a significant customer order, including reductions or cancellations due to customer departures from recent buying patterns, financial difficulties of one or more significant customers, or market, economic or competitive conditions in the semiconductor industry or in industries that use the Company's customers' products, could materially adversely affect the Company's business, financial condition and results of operations.

    International Sales and Trade. Sales to foreign customers have accounted for approximately 25% of net revenues in the fiscal year ended January 29, 1995. This figure is expected to increase in fiscal year 1996. International sales may increase in future years. International sales are subject to certain risks, including unexpected changes in regulatory requirements, fluctuations in exchange rates, tariffs and other barriers, political and economic instability, difficulties in accounts receivable collection, difficulties in managing distributors and representatives, difficulties in staffing and managing foreign subsidiary operations and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial conditions and results of operations. In addition, even though the majority of the Company's foreign sales are denominated in U.S. dollars, currency exchange fluctuations in countries where the Company does business could materially adversely affect the Company by resulting in pricing that is not competitive with prices denominated in local currencies.

    Environmental Regulations. The Company is subject to a variety of United States federal, state and local governmental laws, rules and regulations related to the use, storage, handling, discharge or disposal of certain toxic, volatile or otherwise hazardous chemicals used in its manufacturing process. Any of those regulations could require the Company to acquire equipment or to incur substantial other expenses to comply with environmental regulations. If substantial additional expenses were incurred by the Company, product costs could significantly increase, thus materially adversely affecting the Company's business, financial condition and results of operations. The Company believes its use, storage, handling, discharge or disposal of such materials complies in all material respects with applicable governmental regulations and that it has obtained all material permits necessary to conduct its business. Any failure by the Company to comply with present or future environmental laws, rules and regulations could result in fines being imposed on the Company, suspension of production or cessation of operations, any of which could have a material adverse effect on the company's business, financial condition and results of operations.

    Volatility of Share Price. The trading prices of the Company's Common Stock may be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new programs and products by the Company or its competitors, or other factors. Those factors, as well as general economic, political and market conditions, may adversely affect the market price of the Common Stock.

    Product Liability. Product liability claims may be asserted with respect to the Company's technology or products. Although the Company currently has product liability insurance, there can be no assurance that the Company has obtained sufficient insurance coverage, or that the Company will have sufficient resources, to satisfy any product liability claims.

     Impact of Recently Completed Acquisition of ECI Semiconductor.  The
Company acquired ECI on October 4, 1995. The acquisition was treated as a pooling-of-interests under generally accepted accounting principles. While the Company did an extensive due diligence investigation, the full impact of the acquisition on the Company, including the customers of ECI and Semtech and their respective businesses, cannot be forecasted at this time. There can be no assurance that the acquisition will not cause changes in ECI's relationship with certain of its customers given that certain of ECI's customers are competitors of the Company. The loss or changes in buying patterns of any of ECI's significant customers, primarily their five largest customers, would have an adverse effect on the Company's business, financial condition and results of operation.

                                MATERIAL CHANGES

SELECTED FINANCIAL DATA

    The following table sets forth summary financial information of the Company at January 29, 1995, January 30, 1994, January 31, 1993 and for the three years ended January 29, 1995. Dollar amounts are in thousands, except per share amounts. This data has been restated to reflect Semtech's acquisition of ECI which was treated as a pooling-of-interests for accounting purposes. The information set forth below should be read in conjunction with the Company's complete financial statements, appearing elsewhere in this Prospectus and with the Company's Form 10-Q for the quarter ended October 29, 1995, which has been incorporated herein by reference.

                                               1995      1994       1993
                                             --------   -------   ---------
Net Sales                                     $34,605   $29,353    $27,554
Gross Profit                                   11,272     8,440      7,986
Operating Income (Loss)                         2,099       500         (4)
Income (Loss) Before Taxes                      2,028       300        (53)
Net Income (Loss)                             $ 1,502   $   198    $  (103)
--------------------------------------------------------------------------

Net Income (Loss) per Share:
    Primary                                   $  0.27   $  0.04    $ (0.02)
    Fully Diluted                             $  0.25   $  0.03    $ (0.02)
--------------------------------------------------------------------------

Total Assets                                  $21,377   $18,260    $17,103
Long-Term Debt, Less Current Maturities       $   799   $   963    $ 1,060
Working Capital                               $11,475   $ 9,623    $ 9,142
Total Shareholders' Equity                    $13,715   $11,697    $11,282

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS RELATING TO THE THREE-YEAR PERIOD ENDED JANUARY 29, 1995 REFLECTS SEMTECH'S ACQUISITION OF ECI WHICH ACQUISITION WAS TREATED AS A POOLING-OF-INTERESTS FOR ACCOUNTING PURPOSES. FOR MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 29, 1995 (WHICH ALSO REFLECTS THE ACQUISITION OF ECI), REFERENCE IS MADE TO SEMTECH'S QUARTERLY REPORT ON FORM 10-Q DATED OCTOBER 29, 1995 INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

RESULTS OF OPERATIONS

    Semtech recorded sales of $34.6 million in fiscal year 1995 compared with $29.4 million in fiscal 1994 and $27.6 million in 1993. Net income was $1,502,000 in 1995 compared to $198,000 in 1994. A net loss of $103,000 was incurred in 1993.

Sales
    Sales for fiscal year 1995 increased 18% over fiscal year 1994 and sales for fiscal year 1994 increased 7% over fiscal year 1993. The increase in fiscal 1995 was primarily due to the increased shipment of products used in personal computers ("PC's") and datacommunications applications. Semtech introduced several new products during the year which fueled the revenue growth. Sales relating to military and aerospace applications decreased by 10% in fiscal 1995 compared to the prior year. Sales of non-military ("commercial") products increased by approximately 36% over fiscal 1994's levels. Sales to commercial customers were 70% of total revenue compared to 30% to military and aerospace customers.

    Sales of commercial semiconductor products increased by $6.4 million in 1995 over 1994's levels. This increase is attributable to the Company's ability to develop new products used in computer, datacommunications, and other commercial applications. A significant portion of the increase in commercial parts shipments was to new markets in Japan, Taiwan, and other East Asian countries. Sales to customers located in the Eastern Asian region were approximately 7% of the total sales for fiscal 1995. The Company expects that sales into this region will continue to increase during fiscal year 1996.

    Sales to military and aerospace customers dropped by approximately $1.2 million in fiscal year 1995 compared to 1994. The Company believes that the military market will be flat or decline slightly in fiscal year 1996. As a result, the Company has made significant investments in developing and producing new products. Despite the decline in military spending, the Company is committed to maintaining its position within the military and aerospace industry.

    Semtech Limited, a wholly owned subsidiary of the Company that provides European sales coverage and manufacturing capabilities, increased its shipments by 42% in 1995 compared to 1994. The increase was reflective of an improvement in the economic climate in Europe, change in sales management made two years ago and introduction of new products. While the Company expects sales to grow moderately in Europe, the expected increase does not match those forecasted for other regions. Sales by Semtech Santa Clara (formerly ECI Semiconductor) increased by $0.7 million in fiscal year 1995.

Orders
    New orders received in fiscal year 1995 amounted to $36.3 million, representing an 11% increase over the $32.7 million in 1994 and an increase of 32% from the Company's orders of $27.6 million in 1993. The fiscal 1995 order
level resulted in a "book to bill" ratio of 1.05 for the year.   The growth in
new orders in 1995 over 1994 was primarily attributable to a 27% increase in bookings of commercial products, while orders for military and aerospace products declined by 18%.

    Over fiscal 1995, Semtech witnessed several new products gain acceptance as viable solutions for commercial application needs. Most notably, linear regulators used to power micro-processors and transient voltage suppressors
(TVS) that provide protection against electrical static discharge. In addition, the Company received interest on several custom designed assemblies used to power DC to DC applications.

    In fiscal 1995 the Company was successful in identifying business opportunities with several Far East suppliers of computer and telecommunications products. Orders from Eastern Asia customers represented approximately 14% of the total orders received in fiscal 1995. As the Eastern Asian region is forecasted to expand as a supplier and manufacturer of computer and telecommunication related devices, the Company plans to increase its efforts in this region.

    While the Company expects military budgets to continue to decline, the Company will attempt to maintain its share of the military and aerospace market. In 1995 the Company took steps to improve both domestic and foreign direct and distribution sales coverage by adding and extending agreements with key distributors. This improved coverage is expected to help unit sales of both military and commercial products.

    The Company ended fiscal year 1995 with $13.2 million in backlogged orders compared to $11.6 million and $8.2 million at the end of fiscal years 1994 and 1993, respectively. A majority of the Company's backlog is capable of being shipped within one year. All backlog orders are evidenced by a firm written purchase order.

Gross Margin

    The Company's gross profit margin for fiscal year 1995 was 33% compared to 29% in 1994 and 29% in 1993. This increase was due to added shipments of higher margin commercial semiconductor products and improved production yields. This was partially offset by continuing price pressure in the military markets and manufacturing start-up costs associated with new product lines. Included in the cost of sales are certain expenditures for engineering costs and process development which the Company considers to be production related.

    The Company expects that gross margin will improve as the mix of commercial products shipped continues to increase over military and aerospace products. The Company also intends to continue to pursue any available steps to improve manufacturing efficiencies. These efforts are expected to be partially offset by a continued decline in military and aerospace related margins.

Selling, General and Administrative, and Engineering

    Costs related to selling, general and administrative, and engineering in 1995 were $7.6 million, representing an increase of 9% over the $6.9 million in 1994 and an increase of 6% compared to the $7.2 million in 1993. The increase was due to added spending on developing and marketing new commercial products and performance related supplemental compensation costs. The specific areas in which Semtech expended more resources were primarily sales, advertising, and engineering. Operating expenses were 27% of net sales in 1995 versus 27% in 1994 and 29% in 1993. Management expects expenses related to sales, general and administrative and engineering to increase moderately in fiscal 1996 due to added costs associated with efforts to grow net sales. The Company expects operating expenses in fiscal year 1996 as percentage of sales to decrease below fiscal 1995's level, assuming sales growth is achieved.

Interest and Other Expense

    In fiscal year 1995, the Company had interest expense of $160,000 compared to $149,000 in 1994 and $165,000 in 1993. Semtech had other income of $89,000 in 1995, which included $144,000 of interest income and $5,000 of foreign currency transaction gains, partially offset by miscellaneous expense of $60,000. In fiscal 1994, the Company incurred net other expense of $51,000, comprised of foreign currency transaction losses totaling $29,000, $69,000 of miscellaneous expenses that included the amortization of intangibles, $8,000 loss on disposition of assets, $108,000 in restructuring charges taken to reduce headcount in the Corpus Christi and Scotland facilities, and offset by interest income of $163,000. The cost savings generated through the restructuring were approximately $100,000 per quarter. In fiscal 1993, the Company had other income of $116,000, primarily due to interest income of $176,000.

Income Tax Expense

    Income tax expense for fiscal 1995 was $526,000 compared to $102,000 and $50,000 in 1994 and 1993, respectively. The annual tax rate is expected to rise modestly in fiscal 1996 from fiscal 1995 levels as the Company utilized much of its research and development ("R&D") credit carryforwards in fiscal 1995. The Company is in the process of establishing a foreign sales corporation, which will partially offset the absence of R&D credits. As of fiscal 1995 year-end, the Company had $391,000 in deferred tax assets, which is net of related valuation reserves. The valuation reserve has been established in accordance with SFAS No. 109.

Industry Trends and Outlook

    The Company has experienced growth over the past year. A majority of this growth has emanated from products used in personal computer and datacommunications applications. The commercial semiconductor industry and the industries in which the Company's products are used are characterized by rapid changes and short product life cycles. The market for the Company's military and aerospace products remains fiercely competitive. The Company plans to address these issues by focusing efforts on new product development.

    Typical of the semiconductor industry, the Company expects average selling prices to decline over the life of its product lines. Semtech intends to offset this decline by increasing units shipped and continuing to introduce a stream of new products. Management will take steps to offset the impact of declines in average selling prices. There is no assurance, however, that these efforts will be successful.

FINANCIAL CONDITION

    During fiscal year 1995, the Company improved its financial condition. The Company had working capital of $11.5 million as of January 29, 1995, $9.6 million as of January 30, 1994 and $9.1 million as of January 31, 1993. The increase in working capital for fiscal 1995 was the result of $567,000 of cash generated by operations. During fiscal 1995, the Company invested approximately $1 million in capital equipment and approximately $2.0 million in inventory to support its entry into new commercial markets and expanded foundry operations. As a result of these actions and repayment of debt, the Company's net cash balance increased by $108,000 in fiscal 1995. Semtech's working capital ratio decreased to 2.9 in 1995 from 3.1 in 1994 and 3.3 in 1993. The decrease between 1995 and 1994 was primarily due to significant investment in property, plant, and equipment and increased accrued liabilities.

    The Company maintains a credit facility with a financial institution for working capital and equipment acquisition. This line provides up to $5 million of credit and extends until August 1996. This arrangement is collateralized by the Company's domestic assets and contains covenants regarding current ratios, debt to worth, and net worth. As of January 29, 1995, the Company borrowed $175,000 under this line. The Company repaid this amount during the first quarter of fiscal year 1996. In October 1994, the Company procured a four year term loan with a commercial bank in the amount of $535,000. The loan was for the purchase of capital equipment and is collateralized by the related equipment. The Company's foreign subsidiary also maintains an overdraft credit line in the amount of 300,000 pounds sterling, and has obtained a commitment from its bank to expand this line to 1,000,000 pounds sterling. This line is based on a percentage of foreign assets and is guaranteed by the Company. No amounts were outstanding under the line at January 29, 1995.

    Market conditions for Semtech's military and aerospace products remain highly competitive. Efforts by the Company over the past several years to increase commercial semiconductor product sales have been effective. New products have been introduced for applications such as computer and telecommunications equipment. These products have improved the margins of the Company. The improvement in these margins was evident in the Company's fiscal 1995 results, especially in the fourth quarter when gross profit margins increased to 36%. In order to develop, design and manufacture new products, the Company has made significant investments over the past several years. Such investments, aimed at developing additional new products will continue. Semtech intends to continue to invest in those areas that have shown potential for viable and profitable market opportunities. The Company plans to finance these investments with cash generated by operations, cash on-hand, and borrowings from the Company's credit facilities.

    In an on-going effort to grow the Company and improve its long-term financial position, the Company has examined potential acquisitions. Although no agreements have been reached since the acquisition of ECI, the Company will continue to investigate possible acquisitions that fit with the Company's strategic plan. If the Company does choose to consummate such a transaction, several forms of financing will be examined.

    The leverage ratios presented below indicate the extent to which the Company has been financed with debt. Total debt decreased by $120,000 in fiscal year 1995. This decrease was the result of regular principal payments and conversion of debentures, partially offset by new borrowings. Existing debt services are supported by adequate cash flows from operations.


                                          1995    1994    1993
                                          -----   -----   -----

       Long-term debt as a %
         of total capitalization (1)       5.5%    7.6%    8.6%
       Total debt as a %
         of total capitalization (1)       8.8%   11.0%   10.8%

    (1) Total capitalization is defined as the sum of long-term debt and shareholders' equity.

    During fiscal year 1995, Semtech's purchases of new capital equipment were $1,049,000. These additions were made primarily to expand manufacturing capacity and improve efficiency. Funding for these purchases was made from the Company's operating cash flows, cash reserves, and debt obligations.

    During the first nine months of fiscal 1996, the Company has made significant capital expenditures to upgrade and improve the capacity and efficiency in the Company's wafer fabrication operation. In the nine months ended October 29, 1995, the Company committed $4,019,000 for new equipment purchases. As of January 29, 1995, the Company had approximately $142,000 of outstanding commitments for machinery and equipment purchases. The Company believes that current internal cash flows together with cash reserves and existing credit facilities are sufficient to support these capital expenditures.

    Accounts receivable days sales outstanding, calculated by annualizing fourth quarter results for 1995 and 1994, improved to forty-seven days as of January 29, 1995 from fifty-three days as of January 30, 1994. Days sales outstanding are impacted by sales within Europe at standard terms of sixty to ninety days. Inventory turns declined to 3.7 as of January 29, 1995 from 3.8 as of January 30, 1994. This decline was primarily due to the Company's significant investment in new products inventory and a reduction in military inventory turnover. All inventory which is obsolete or in excess of one year's demand is fully reserved.

INFLATION

    Inflationary factors have not had a significant effect on the Company's performance over the past three fiscal years. A significant increase in inflation would affect the Company's future performance.


                            SELLING SECURITYHOLDERS

    The following table sets forth as of January 5, 1996, and upon completion of the offering described in this Prospectus, information with regard to the beneficial ownership of the Company's Common Stock by Selling Securityholders. Such Selling Securityholders may not have a present intention of selling the Shares and may offer less than the amount of shares indicated.

                                             Shares Beneficially Owned
                                             -------------------------
                           Shares Beneficially                         Shares Beneficially
                           Owned Before Offering/1/                    Owned After Offering/3/
                           ---------------------       Shares to       --------------------
                           Number      Percentage      be Offered/2/   Number       Percentage
                           ---------   ----------      -----------     ----------   -------------
Name and Address
----------------

Michael Himes                630,226        10.7%         630,226            0               0%
22800 Riva Ridge Road
Los Gatos, CA 95640

Michael Wilson                77,024         1.3%          77,024            0               0%
9510 Sugar Babe Drive
Gilroy, CA 95020

Jim Preston                   37,814         0.6%          37,814            0               0%
1504 Emperor Way
Sunnyvale, CA 94087

Troy Speers                   14,968         0.3%          14,968            0               0%
48879 Gamay Drive
Fremont, CA 94539

EXTEK Company                 14,968         0.3%          14,968            0               0%
P.O. Box 566

----------------
/1/ The persons named in the above table have sole voting and investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable.

/2/ The Selling Securityholders may offer less than the amount of Shares indicated. No representation is made that any Shares will or will not be offered for sale.

/3/ This assumes that all Shares owned by the Selling Securityholders are offered and sold. The Selling Securityholders reserve the right to accept or reject, in whole or in part, any proposed purchase of Shares.

                              PLAN OF DISTRIBUTION

    The Shares offered hereby may be sold from time to time by the Selling Securityholders, or by pledgees, donees, transferees, agents or other successor in interest. Such sales may be made on one or more exchanges or in the over-the-counter market (including the NASDAQ National Market System) or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this Prospectus; (c) certain distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, broker-dealers engaged by the Selling Securityholders may arrange for other broker-dealers to participate in the resales.

    In connection with distributions of the Shares or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares registered hereunder in the course of hedging the positions they assume with Selling Securityholders. The Selling Securityholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this Prospectus. The Selling Securityholders may also loan or pledge the Shares registered hereunder to a broker-dealer and the broker-dealer may sell the Shares so loaned, or upon a default, the broker-dealer may effect sales of the pledged Shares pursuant to this Prospectus.

    Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Securityholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commission under the Securities Act. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

    The Selling Securityholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.
The Company has agreed to indemnify the Selling Securityholders against certain liabilities in connection with the offering of the Shares, including liabilities arising under the Securities Act.

    It is not possible at the present time to determine the price to the public in any sale of the Common Stock by the Selling Securityholders. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the Selling Securityholders. The aggregate proceeds to the Selling

Securityholders from the sale of the Common Stock will be the purchase price of the Common Stock sold less all applicable commissions and underwriters' discounts, if any. The Company will pay substantially all the expenses incident to the registration, offering and sale of the Common Stock to the public by Selling Securityholders other than fees, discounts and commissions of underwriters, dealers or agents, if any, and transfer taxes.


                                USE OF PROCEEDS

    The Company will not receive any proceeds of the sale of the Shares by the Selling Shareholders.


                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby has been passed upon by Paul, Hastings, Janofsky & Walker, Los Angeles, California.


                                    EXPERTS

    The consolidated financial statements of Semtech Corporation as of January 29, 1995 and January 30, 1994 and for each of the three years in the period ended January 29, 1995 appearing in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report, appearing herein, and have been so included in reliance upon the authority of said firm as experts in accounting and auditing.

                              SEMTECH CORPORATION
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                               Page
                                                                               ----

    Report of Independent Public Accountants................................   F-2

    Consolidated Balance Sheets as of January 29, 1995 and
    January 30, 1994........................................................   F-3

    Consolidated Statements of Operations for each of the three years
    in the period ended January 29, 1995....................................   F-4

    Consolidated Statements of Shareholders' Equity for each of the three
    years in the period ended January 29, 1995..............................   F-5

    Consolidated Statements of Cash Flows for each of the three years
    in the period ended January 29, 1995....................................   F-6

    Notes to Consolidated Financial Statements..............................   F-7

    Supplemental Schedules:
      Schedule II -- Valuation and Qualifying Accounts for the years ended January 31, 1993, January 30, 1994, January 29, 1995 and
      for the nine months ended October 29, 1995 (unaudited)................   F-18

                                 ______________

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders' and Board of Directors of Semtech Corporation:

We have audited the accompanying consolidated balance sheets of Semtech Corporation (a Delaware corporation) and subsidiaries as of January 29, 1995 and January 30, 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended January 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Semtech Corporation and subsidiaries as of January 29, 1995 and January 30, 1994, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of the financial statements is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



                                            ARTHUR ANDERSEN LLP


Los Angeles, California
December 6, 1995

CONSOLIDATED BALANCE SHEETS
===============================================================================
JANUARY 29, 1995 AND JANUARY 30, 1994

(Dollars in thousands)

                                                              1995     1994
===============================================================================
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                   $ 3,261   $ 3,153
Temporary investments                                           821     1,011
Receivables, less allowances of $281 in 1995
 and $320 in 1994                                             5,367     4,163
Income taxes refundable                                          71       138
Inventories                                                   7,313     5,341
Other current assets                                            198       240
Deferred income taxes                                           352       222
-------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                         17,383    14,268
-------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET                            3,491     3,443
-------------------------------------------------------------------------------
OTHER ASSETS                                                    464       508
-------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                            39        41
-------------------------------------------------------------------------------
TOTAL ASSETS                                                $21,377   $18,260
===============================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Line of credit                                              $   175   $   286
Current maturities of long-term debt                            304       149
Accounts payable                                              2,749     2,377
Accrued liabilities                                           1,985     1,324
Income taxes payable                                            476       267
Other current liabilities                                       219       242
-------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                     5,908     4,645
-------------------------------------------------------------------------------
LONG-TERM DEBT, LESS CURRENT MATURITIES                         799       963
-------------------------------------------------------------------------------
DEFERRED COMPENSATION                                           955       955
-------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Note 11)
SHAREHOLDERS' EQUITY:
COMMON STOCK, $0.01 PAR VALUE, 10,000,000 AUTHORIZED
Issued and outstanding 5,638,409 in 1995 and
 5,187,455 in 1994                                               72        68
Additional paid-in capital                                    8,296     7,802
Retained earnings                                             5,565     4,073
Cumulative translation adjustment                              (218)     (246)
-------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                   13,715    11,697
-------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $21,377   $18,260
===============================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS
===============================================================================
THREE YEARS ENDED JANUARY 29, 1995

(Dollars in thousands-except per share amounts)


                                               1995        1994        1993
===============================================================================
NET SALES                                     $34,605     $29,353     $27,554
Cost of Sales                                  23,333      20,913      19,568
-------------------------------------------------------------------------------
GROSS PROFIT                                   11,272       8,440       7,986
-------------------------------------------------------------------------------
OPERATING COSTS AND EXPENSES:
Selling, general and administrative             7,585       6,944       7,150
Product development and engineering             1,588         996         840
-------------------------------------------------------------------------------
Total Operating costs and expenses              9,173       7,940       7,990
-------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                         2,099         500          (4)
Interest expense                                 (160)       (149)       (165)
Other income (expense), net                        89         (51)        116
-------------------------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES                      2,028         300         (53)
Provision for taxes                               526         102          50
-------------------------------------------------------------------------------
NET INCOME (LOSS)                             $ 1,502     $   198     $  (103)
===============================================================================

EARNINGS PER SHARE:
NET INCOME (LOSS) PER SHARE-
PRIMARY                                       $  0.27     $  0.04     $ (0.02)
FULLY DILUTED                                 $  0.25     $  0.03     $ (0.02)

===============================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
===============================================================================
THREE YEARS ENDED JANUARY 29, 1995

(Dollars in thousands)

                                                  Common Stock
                                        --------------------------------
                                                              Additional               Cumulative
                                        Number of              Paid-in     Retained    Translation    Shareholders'
                                         Shares      Amount    Capital     Earnings    Adjustment        Equity
 ==================================================================================================================
 BALANCE AT FEBRUARY 2, 1992            4,977,018     $66       $7,577      $3,978       $ (40)         $11,581
 Conversions of debentures                 26,880       1           26           -           -               27
 Stock options exercised                   13,833       -           26           -           -               26
 Stock issued for services                 28,712       -            7           -           -                7
 Stock repurchases                         (4,261)      -           (8)          -           -               (8)
 Translation adjustment                         -       -            -           -        (248)            (248)
 Net loss                                       -       -            -        (103)          -             (103)
 ------------------------------------------------------------------------------------------------------------------
 BALANCE AT JANUARY 31, 1993            5,042,182      67        7,628       3,875        (288)          11,282
 Conversions of debentures                 40,000       -           50           -           -               50
 Stock options exercised                   76,566       1          117           -           -              118
 Stock issued for services                 28,707       -            7           -           -                7
 Translation adjustment                         -       -            -           -          42               42
 Net income                                     -       -            -         198           -              198
 ------------------------------------------------------------------------------------------------------------------
 BALANCE AT JANUARY 30, 1994            5,187,455      68        7,802       4,073        (246)          11,697
 Conversions of debentures                350,440       3          347           -           -              350
 Stock options exercised                   61,125       1          112           -           -              113
 Stock issued for services                 39,389       -           35           -           -               35
 Stock repurchase                               -       -            -         (10)          -              (10)
 Translation adjustment                         -       -            -           -          28               28
 Net income                                     -       -            -       1,502           -            1,502
 ------------------------------------------------------------------------------------------------------------------
 BALANCE AT JANUARY 29, 1995            5,638,409     $72       $8,296      $5,565       $(218)         $13,715
 ==================================================================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
===============================================================================
THREE YEARS ENDED JANUARY 29, 1995

(Dollars in thousands)

                                                                                                1995      1994       1993
=============================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                                             $ 1,502    $   198    $  (103)
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
  Depreciation and amortization                                                                   997      1,129      1,117
  Deferred income taxes                                                                          (128)       (81)        31
  Forgiveness of employee debt                                                                      -          -         27
  Provision for doubtful accounts                                                                 (39)        28        (52)
Changes in assets and liabilities net of effects from business acquired:
  Receivables                                                                                  (1,165)      (599)       655
  Income taxes refundable                                                                          67        (99)       (39)
  Inventories                                                                                  (1,972)      (699)       (16)
  Other current assets                                                                             42         11        (99)
  Other assets                                                                                     44         (4)        (9)
  Accounts payable                                                                                372        349        491
  Accrued liabilities                                                                             661        (75)      (760)
  Income taxes payable                                                                            209        227       (120)
  Deferred compensation                                                                             -          -        522
  Other current liabilities                                                                       (23)         -          6
-----------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                         567        385      1,651
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Temporary investments                                                                           190        (60)      (877)
  Additions to property, plant and equipment                                                   (1,049)    (1,136)      (606)
  Payment for acquisition, net of cash acquired                                                     -          -       (168)
-----------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                            (859)    (1,196)    (1,651)
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) under line of credit                                               (111)       286          -
  Proceeds of employee note                                                                        39         50          -
  Additions to long-term debt                                                                     535         98         30
  Repayment of long-term debt                                                                    (194)      (285)      (344)
  Stock options exercised                                                                         113        118         26
  Purchase and retirement of common stock                                                         (10)         -         (8)
-----------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                               372        267       (296)
-----------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                                       28         42        (21)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                              108       (502)      (317)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                  3,153      3,655      3,972
-----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                      $ 3,261    $ 3,153    $ 3,655
=============================================================================================================================

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


  BUSINESS Semtech Corporation, (the "Company"), including its wholly owned subsidiaries, manufactures silicone rectifiers, integrated circuits and related devices which are used in military, aerospace, industrial and consumer applications.

  FISCAL YEAR   The Company reports results on the basis of fifty-two and fifty-
  three week periods. The three fiscal years in the period ended January 29, 1995 consisted of fifty-two weeks, fifty-three weeks and fifty-two weeks, respectively.

  REVENUE RECOGNITION The Company recognizes product revenue upon shipment. Product design and engineering revenue is recognized during the period in which services are performed.

  PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of Semtech Corporation and its wholly owned subsidiaries including Gamma Inc. (see Footnote 2). All significant inter-company transactions and accounts have been eliminated.

  INVENTORIES   Inventories are stated at the lower of cost or market and
  consist of materials, labor and overhead. Cost is determined by the first-in, first-out method.

  PROPERTY, PLANT AND EQUIPMENT   Property, plant and equipment are stated at
  cost. Depreciation is computed primarily using the straight-line method over the following estimated useful lives: buildings for fifty years; leaseholds for the lesser of estimated useful life or lease term; equipment for two to five years; and furniture and fixtures for three to five years. Maintenance and repairs are charged to expense as incurred and the costs of additions and betterments that increase the useful lives of the assets are capitalized.

  INCOME TAXES   Effective February 1, 1993, the Company changed its method of accounting for income taxes to comply with the provisions of SFAS No. 109. Under SFAS No. 109, deferred income tax assets or liabilities are computed based on the temporary difference between the financial statement and income tax bases of assets and liabilities using the statutory marginal income tax rate in effect for the year in which the differences are expected to reverse. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period. Prior to fiscal year 1994, deferred income taxes were provided on temporary differences between the income or loss determined for financial reporting and income tax reporting at income tax rates in effect when the differences are expected to be settled. The change did not have a material effect on the financial statements. The financial statements of Gamma Inc. have been prepared under the provisions of SFAS No. 109 for all periods presented.

  As of January 29, 1995 and January 30, 1994, approximately $1,445,000 and $1,245,000 of unremitted income related to the Company's wholly owned foreign subsidiary is not subject to federal and state income taxes, respectively, except when such income is paid to the parent company. Federal and state income taxes have not been provided on this income, as it is management's intention that these amounts will not be distributed in a taxable transaction.

  EARNINGS PER SHARE   Primary earnings per common and common equivalent share
  (including the effect of stock options and stock warrants as common stock equivalents) have been computed based on the weighted average number of shares outstanding of 5,484,815 in 1995, 5,176,116 in 1994, and

  5,027,590 in 1993. Fully diluted earnings per share are determined on the assumption that all the convertible debentures were converted at the beginning of the period under the if-converted method. The weighted average number of shares used to compute fully diluted earnings per share in fiscal years 1995, 1994, and 1993 were 6,070,225, 5,712,464 and 5,027,590, respectively. The weighted average number of shares outstanding for fiscal year 1993 did not include equivalent shares as they would be anti-dilutive.

  TRANSLATION   The assets and liabilities of the Company's foreign subsidiary are translated using currency exchange rates at fiscal year-end. Income statement items are translated at average exchange rates prevailing during the period. The translation gains or losses are included in the cumulative translation adjustment in the accompanying financial statements.

  2.  BUSINESS COMBINATION

  On October 4, 1995, the Company entered into an Agreement and Plan of Merger ("Merger Agreement") among the Company, Semtech Acquisition Corp. (a wholly owned subsidiary of the Company), Gamma Inc. (dba ECI Semiconductor) and the Shareholders of Gamma Inc. Pursuant to the Merger Agreement, on October 4, 1995, Semtech Acquisition Corp. was merged into Gamma Inc., and Gamma Inc. was the surviving corporation and became a wholly-owned subsidiary of the Company. Gamma Inc. was then renamed Semtech Santa Clara Corp. Each share of Gamma Inc. stock outstanding on October 4, 1995, by virtue of the Merger Agreement, was exchanged for and converted into fully paid and nonassessable voting common shares, par value $.01 per share, of Semtech Corporation common stock, at the exchange rate of 775,000 shares of Semtech Corporation common stock, for 147,566 shares of Gamma Inc. common stock. The Merger Agreement defines the terms under which all the outstanding shares of Gamma Inc. were exchanged.

  Semtech Corporation acquired Gamma Inc. to integrate and complement its existing business technology. Gamma Inc. is an analog semiconductor manufacturer supplying foundry wafers, custom linear and digital arrays, and general purpose analog semiconductor devices.

  The transaction was accounted for as a pooling of interests and, accordingly, the accompanying consolidated financial statements have been restated as if the companies had been combined for all periods presented.

  Net sales and net income (loss) of Semtech Corporation and Gamma, Inc. prior to the effect of the pooling were as follows:

  (thousands)                                       1995      1994      1993
  -----------------------------------------------------------------------------
  Sales
  -----
    Semtech                                       $25,810   $21,290   $20,169
    Gamma Inc.                                      8,795     8,063     7,385
                                                  -------   -------   -------
    Combined Sales                                $34,605   $29,353   $27,554
                                                  =======   =======   =======

  Net Income (Loss)
  -----------------
    Semtech                                       $ 1,187   $   103   $   431
    Gamma Inc.                                        315        95      (534)
                                                  -------   -------   -------
    Combined net income (loss)                    $ 1,502   $   198   $  (103)
                                                  =======   =======   =======

  3.  TEMPORARY INVESTMENTS

  Temporary investments consist of commercial paper and government obligations with original maturities in excess of three months and were carried at cost, which approximates market, for fiscal 1993 and 1994 and at market value for fiscal 1995. In fiscal 1995, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At January 29, 1995, the fair market value of these temporary investments, classified as "available for sale securities", approximated cost, thus no unrealized holding gains or losses were reported in the accompanying balance sheet. During fiscal year 1995, the Company had proceeds from sales of available for sale securities and gross realized losses on these sales of approximately $596,000 and $8,000, respectively. In addition, the Company holds debt securities of approximately $195,000 expiring at various dates through 1999.

  4.  INVENTORIES

  Inventories consisted of the following:

                                  Raw     Work in    Finished
  (thousands)                  Materials  process      goods      Total
  ------------------------------------------------------------------------
  1995
  Gross inventory               $1,731    $ 5,869     $ 2,494    $10,094
  Total reserves                  (539)    (1,146)     (1,096)    (2,781)
                                ------    -------    --------    -------
  Net inventory                 $1,192    $ 4,723     $ 1,398    $ 7,313
                                ======    =======    ========    =======

  1994
  Gross inventory               $1,474    $ 4,836     $ 2,029    $ 8,339
  Total reserves                  (396)    (1,387)     (1,215)    (2,998)
                                ------    -------    --------    -------
  Net inventory                 $1,078    $ 3,449     $   814    $ 5,341
                                ======    =======    ========    =======

  5.  PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consisted of the following:

  (thousands)                                           1995        1994
  ------------------------------------------------------------------------
  Land                                                $   162     $   162
  Building                                              1,024       1,059
  Leasehold improvements                                1,237       1,214
  Machinery and equipment                               9,592       8,811
  Furniture and office equipment                          855         712
                                                       ------     -------
                                                       12,870      11,958
  Less accumulated depreciation
    and amortization                                   (9,379)     (8,515)
                                                      -------    --------
  Total                                               $ 3,491     $ 3,443
                                                      =======    ========

  6.  OTHER ASSETS


  Included in other assets is a note receivable from an executive officer of $315,000. It represents the amount due for the purchase of debentures issued in accordance with the Company's Key Management Convertible Subordinated Debenture Plan. The debentures, which were purchased by the executive officer in fiscal 1987, were converted to common stock of the Company during the current year. This note bears an interest rate of 6.5% and matures on December 15, 1997.

  Principal and interest due under this note will be paid by the Company in the amount of 5% of the Company's pretax earnings for each fiscal quarter, beginning with the first quarter of fiscal 1995 and ending with the third quarter of fiscal 1997. For fiscal 1995, compensation expense in the amount of $85,000 was recognized by the Company under this agreement.

  7.  ACCRUED LIABILITIES

  Accrued liabilities consisted of the following:

  (thousands)                                 1995     1994
  -----------------------------------------------------------
  Payroll and related                       $1,125    $  538
  Commissions                                  141       154
  Reserve for credit memos                     150       150
  Environmental                                250       250
  Other                                        319       232
                                            ------    ------
  Total                                     $1,985    $1,324
                                            ======    ======

  8.  LONG-TERM DEBT AND LINE OF CREDIT

  Long-Term debt consisted of the following:

  (thousands)                                   1995      1994
  -------------------------------------------------------------
   8.5% convertible subordinated debentures,
   due 1996, interest payable semi-annually    $  137    $  487

   Note payable, interest at 8.62%, due in
   monthly installments to 1998,
   collateralized by capital equipment            490         -

   Note payable, interest at 8%, due in
   monthly installments to 1996, partially
   collateralized by a $112 certificate of
   deposit                                        150       250

   Note payable, interest at 11.875%, due
   in semi-annual installments to 2003,
   collateralized by a building                   267       270

   Notes payable, bearing interest at 7.25%,
   due in monthly installments to 1996,
   collateralized by certain equipment.            36        53

   Obligations under capital leases,
   interest at 7.1% to 15%, due in
   monthly installments to 1998,
   collateralized by certain equipment             23        52
                                               ------    ------
                                                1,103     1,112
   Less current maturities                       (304)     (149)
                                               ------    ------
                                               $  799    $  963
                                               ======    ======

  Long-term debt matures as follows: $304,000 in 1996, $350,000 in 1997, $165,000 in 1998, $120,000 in 1999, $34,000 in 2000, and $130,000 thereafter.

  For fiscal 1995, the Company's maximum outstanding debt balance was $1,761,000. In August 1992, as amended in September 1994, the Company entered into a credit arrangement with a financial institution for a working capital and equipment acquisition line of credit for up to $5,000,000 extending to August 1996 at an interest rate of 30 day commercial paper plus 2.65 percent (8.58% at January 29, 1995). The weighted average interest rates were 7.4% and 6.5% for 1995 and 1994, respectively. The arrangement is collateralized by the Company's domestic assets and contains provisions regarding current ratios, debt to worth, and net worth. As of January 29, 1995, the Company had $175,000 of borrowings outstanding under this line. The Company also maintains an overdraft credit line in the amount of 300,000 pounds sterling at its wholly owned foreign subsidiary, and has obtained a commitment from its bank to expand the line to 1,000,000 pounds sterling on a formula line basis.

  9.  DEFERRED COMPENSATION

  On September 10, 1989, Gamma Inc. entered into an employment contract with a shareholder. The agreement guarantees continuing salary payments to the shareholder upon termination of employment equal to his compensation at the point of termination, plus certain benefits, for a period of three years. The liability was originally recorded by the Company in 1989 and increased based on salary adjustments. The present value of this commitment at January 29, 1995 and January 30, 1994 is $955,000 which is reflected in the accompanying financial statements.

  10.  INCOME TAXES

 The provision (benefit) for taxes consisted of the following:


  (thousands)               1995     1994     1993
  -------------------------------------------------
  Current:
    Federal                 $ 429    $ 177    $  14
    State                     124       85      (29)
    Foreign                   101      (79)      40
                            -----    -----    -----
                              654      183       25
  Deferred:
    Federal                  (100)     (66)      18
    State                     (30)     (15)       7
    Foreign                     2        -        -
                            -----    -----    -----
  Total                     $ 526    $ 102    $  50
                            =====    =====    =====

  The components of the net deferred income tax assets at January 29, 1995 and January 30, 1994 are as follows:

  Net short-term deferred income taxes:

  (thousands)                                  1995     1994
  -----------------------------------------------------------

  Deferred tax assets:
    Payroll and related                      $ 474    $  441
    Environmental                              100       100
    Research and development tax credit        143       113
    Reserve for credit memos                    60        60
    Deferred revenue                            31        25
    Bad debt reserve                            25        34
    Other deferred assets                       19        45
                                             -----    ------
  Total deferred income taxes                  852       818
  Valuation reserve                           (500)     (596)
                                             -----    ------
  Net short-term deferred income taxes       $ 352    $  222
                                             =====    ======

  Net long-term deferred income taxes:

  (thousands)                                1995      1994
  -----------------------------------------------------------
  Deferred tax assets:
    Inventory valuation                      $ 773    $  783
    Tax credits                                 20       152
    Accrued compensation                        71        72
    Other deferred assets                       54        19
                                             -----    ------
  Total long-term deferred assets              918     1,026
                                             -----    ------
  Deferred tax liabilities:
    Depreciation and amortization             (111)     (128)
    Foreign deferred taxes                     (37)      (35)
                                             -----    ------
  Total long-term deferred liabilities        (148)     (163)
                                             -----    ------
  Subtotal                                     770       863
  Valuation reserve                           (731)     (822)
                                             -----    ------
  Net long-term deferred income taxes        $  39    $   41
                                             =====    ======

  The provision for taxes reconciles to the amount computed by applying the statutory federal rate to income before taxes as follows:

  (thousands)                                        1995     1994     1993
  --------------------------------------------------------------------------

  Computed expected tax                            $ 690    $ 102    $ (18)
  State income taxes, net of  federal benefit         97       19       (1)
  Foreign taxes at rates greater (less) than
    domestic rates                                     2       68       (3)
  Utilization of net operating loss and tax
    credit carryforwards                             (31)     (13)     (98)
  Changes in valuation reserve                      (187)     (73)     224
  Other                                              (45)      (1)     (54)
                                                   -----    -----    -----
  Provision for taxes                              $ 526    $ 102    $  50
                                                   =====    =====    =====

  The Company has approximately $163,000 of tax credit carryforwards as of January 29, 1995 expiring in various years through 2010.

  11.  COMMITMENTS AND CONTINGENCIES

  The Company leases facilities and certain equipment under operating lease arrangements expiring in various years through 2001. Certain equipment leases constitute capital leases. The accompanying financial statements include the assets and liabilities arising from these capital lease obligations.

  The aggregate minimum annual lease payments under leases in effect on January 29, 1995 were as follows:

  (thousands)                                       Equipment
                                                  under Capital        Operating
  Fiscal Year Ending                                  Leases            Leases
  ------------------------------------------------------------------------------
  1996                                                  $14             $  659
  1997                                                    7                523
  1998                                                    4                495
  1999                                                    -                282
  2000                                                    -                124
  Thereafter                                              -                124
                                                        ---             ------
  Total minimum lease commitments                       $25             $2,207
  Less:  amount representing interest                     2             ======
                                                        ---
  Present value of obligations under capital leases     $23
  Less:  current portion                                 14
                                                        ---
  Long-term obligations under capital leases            $ 9
                                                        ===

  Annual rent expense was $638,000, $579,000, and $585,000 for fiscal years 1995, 1994, and 1993, respectively. From 1987 through 1994, the Company subleased a portion of its facilities. Accordingly, amounts received from these agreements were netted against rent expense. The Company received $10,000 and $58,000 in sublease payments in 1994 and 1993, respectively.

  The Company is a defendant in lawsuits involving matters which are routine to the nature of its business. Management is of the opinion that the ultimate resolution of all such matters will not have a material adverse effect on the accompanying consolidated financial statements.

  12.  SHAREHOLDERS' EQUITY

  STOCK OPTIONS In 1981 the Company adopted an Incentive Stock Option Plan which provides for granting options to purchase up to 68,510 shares of the Company's common stock to full-time key employees, including officers and directors. No options can be granted after November 23, 1991; therefore, options canceled after this date may not be reissued. As of January 29, 1995, 59,510 shares have been canceled and may no longer be granted under this plan.

  In February 1986, the Company established the 1986 Stock Option Plan which provides for granting options to purchase up to 250,000 shares of the Company's common stock to employees, directors and consultants of the Company. The 1986 plan provides for the granting of options which meet the Internal Revenue Code requirements for qualification as incentive stock options, as well as nonstatutory options. Under this Plan, the option price must be at least equal to the fair market value of the Company's common stock at the date of the grant for incentive stock options and must equal or exceed the lesser of (i) 85% of fair market value on the date of grant, or (ii) 85% of fair market value on the date of exercise for nonstatutory options. Most incentive stock options expire within ten years from the date of grant. Generally, the options are exercisable in annual installments beginning one year after, and expire either five or six years after, the date of grant.

  In February 1987, the Company adopted the 1987 Stock Option Plan covering 350,000 shares of the Company's common stock. The 1987 Plan provides for the granting of options which meet the Internal Revenue Code requirements for qualification as incentive stock options, and of options which do not meet such requirements, nonstatutory options. The terms and conditions of options granted under the 1987 Stock Option Plan are the same as those granted under the Company's 1986 Stock Option Plan, depending on the designation of the option.

  In 1994, the Company adopted the 1994 Long-Term Stock Incentive Plan and the 1994 Non-Employee Directors Stock Option Plan covering 300,000 shares and 100,000 shares of the Company's common stock, respectively. Both 1994 plans provide for the granting of options which meet the Internal Revenue Code requirements for qualification as incentive stock options, and of options which do not meet such requirements, nonstatutory options. The terms and conditions of options granted under the 1994 Plans are substantially similar to those granted under the Company's 1987 and 1986 Plans.

  Stock option information with respect to the Company's stock option plans is as follows:

                                   Common                                Option       Aggregate
                                   Shares     Available                   Price        Option
                                  Reserved    for Grant     Options     Per Share       Price
-----------------------------------------------------------------------------------------------
 Balance at February 2, 1992       612,950       64,850     548,100    $1.00-$4.50   $1,100,075
   Granted                               -      (70,000)     70,000           1.50      105,000
   Canceled                        (13,375)      62,317     (75,692)    1.25- 4.50     (210,321)
   Exercised                       (13,833)           -     (13,833)    1.38- 2.00      (25,791)
                                   -------     --------    --------    -----------   ----------
 Balance at January 31, 1993       585,742       57,167     528,575    $1.00-$4.50   $  968,963
   Granted                               -      (89,750)     89,750     1.75- 2.38      182,656
   Canceled                         (6,625)      67,409     (74,034)    1.00- 4.50     (154,297)
   Exercised                       (76,566)           -     (76,566)    1.00- 2.25     (117,066)
                                   -------     --------    --------    -----------   ----------
 Balance at January 30, 1994       502,551       34,826     467,725    $1.00-$3.13   $  880,256
   Granted                               -     (219,500)    219,500     1.94-$2.63      503,968
   Canceled                              -       54,850     (54,850)    1.00-$3.13      (93,513)
   Exercised                       (61,125)           -     (61,125)    1.00-$2.00     (113,000)
   Additions                       400,000      400,000           -              -            -
                                   -------     --------    --------    -----------   ----------
 Balance at January 29, 1995       841,426      270,176     571,250    $1.00-$2.63   $1,177,711
                                   =======     ========    ========    ===========   ==========

  CONVERTIBLE DEBENTURES In March 1986, the Company successfully completed an offering of $2.3 million of 8.5% Convertible Subordinated Debentures to its shareholders. The debentures are subordinated to existing and future senior indebtedness and are convertible at any time into one share of the Company's common stock at a conversion rate of one common share per $1.00 face value of debentures. In February 1989 the Company called all outstanding 8.5% Convertible Subordinated Debentures due in 1996, excluding any such debentures which were held of record by persons who purchased such debentures pursuant to the Company's 1986 Key Management Convertible Subordinated Debenture Purchase Plan. Through January 29, 1995 essentially all of those debentures have been either converted into common stock of the Company or redeemed by the Company.

  On December 17, 1985, the Company adopted a Key Management Convertible Subordinated Debenture Purchase Plan. An aggregate of $800,000 in principal amount of the Company's 8.5% Convertible Subordinated Debentures were issuable under the Debenture Plan, and no debentures were issued after December 31, 1986. Under the Debenture Plan, all debentures were issued at a fair market value at the time the right to purchase the debentures was granted to an employee. Debentures were sold with or without periodic vesting and repurchase restriction and with other terms and conditions established by the Compensation and Stock Option Committee. An aggregate of $789,000 of debentures were granted under this plan.

  As of January 29, 1995, $581,000 of these debentures were either converted to common stock of the Company or sold, and $71,000 were repurchased by the Company. Accordingly, $137,000 of debentures issued under the Company's Debenture Purchase Plan were outstanding to certain key employees and retirees of the Company at January 29, 1995.

  As of January 29, 1995, 137,000 shares of common stock were reserved for the conversion of the outstanding subordinated debentures.

  13.  OTHER INCOME AND EXPENSE

  Other income and (expense) consisted of the following:

  (thousands)                                       1995    1994      1993
  --------------------------------------------------------------------------
  Interest income                                   $144    $ 163     $176
  Loss on disposition of assets                        -       (8)      (7)
  Foreign currency transaction gains (losses)          5      (29)      (8)
  Restructuring costs                                  -     (108)       -
  Miscellaneous expense                              (60)     (69)     (45)
                                                    ----    -----     ----
  Total                                             $ 89    $ (51)    $116
                                                    ====    =====     ====

  The restructuring charge for 1994 was the cost of reducing administrative headcount in the Corpus Christi facility and manufacturing headcount at Semtech Limited. This restructuring allowed the Company to eliminate the finance and sales organization within its Corpus Christi operation.

  14.  STATEMENTS OF CASH FLOWS

  The Company had the following non-cash activities for each year:

  (thousands)                                        1995     1994     1993
  --------------------------------------------------------------------------
  Non-cash activities -
   Debentures converted
     to stock                                         $350     $50      $27
   Stock issued for services                            35       7        7

  Income taxes paid in fiscal years 1995, 1994, and 1993 were $427,000, $27,000, and $156,000 respectively. For those same periods, the Company paid interest in the amounts of $163,000, $151,000, and $156,000, respectively.

  The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

  15.  BUSINESS SEGMENTS

  The business of the Company consists of the manufacture and sale of silicon rectifiers, integrated circuits and related devices which falls within a single segment. Foreign sales are primarily in Europe and Far East Asia. No single customer's net sales exceeded 10 percent of total net sales in fiscal years 1995, 1994 and 1993.

  A summary of net sales, pre-tax income and identifiable assets for the Company's domestic and foreign operations follows:

  (thousands)                               1995        1994         1993
  --------------------------------------------------------------------------
  Net Sales:
    Domestic                               $28,787     $25,250      $22,694
    Foreign                                  5,818       4,103        4,860
                                           -------     -------      -------
  Total                                    $34,605     $29,353      $27,554
                                           =======     =======      =======

  Pre-tax Income (Loss):
    Domestic                               $ 1,761     $   666      $  (190)
    Foreign                                    267        (366)         137
                                           -------     -------      -------
  Total                                    $ 2,028     $   300      $   (53)
                                           =======     =======      =======
  Identifiable Assets:
    Domestic                               $18,584     $15,516      $14,472
    Foreign                                  2,793       2,744        2,631
                                           -------     -------      -------
  Total                                    $21,377     $18,260      $17,103
                                           =======     =======      =======

  16.  SELECTED QUARTERLY DATA (UNAUDITED)

  Quarterly data, unaudited, for fiscal 1995 and fiscal 1994 is presented below:

                                         FIRST       SECOND       THIRD       FOURTH       FISCAL
                                        QUARTER      QUARTER     QUARTER      QUARTER       YEAR
--------------------------------------------------------------------------------------------------
 1995
 Net Sales                               $7,584       $8,394      $8,324      $10,303     $34,605
 Gross Profit                             2,408        2,610       2,589        3,665      11,272
 Net Income                                 169          230         302          801       1,502
 Net Income per Share:
   Primary                                  .03          .04         .06          .14         .27
   Fully Diluted                            .03          .04         .05          .13         .25

 1994
 Net Sales                               $7,619       $7,062      $7,512      $ 7,160     $29,353
 Gross Profit                             2,065        2,030       2,283        2,062       8,440
 Net Income (loss)                         (104)          40         180           82         198
 Net Income (loss) per Share:
   Primary                                 (.02)         .01         .03          .02         .04
   Fully Diluted                           (.02)         .01         .03          .01         .03

                                                                     SCHEDULE II



                      SEMTECH CORPORATION AND SUBSIDIARIES

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

 FOR THE YEARS ENDED JANUARY 31, 1993, JANUARY 30, 1994, JANUARY 29, 1995, AND

             FOR THE NINE MONTHS ENDED OCTOBER 29, 1995 (UNAUDITED)

                                  Balance at              Charged to                 Balance at
                                  Beginning               Costs and                     End
                                   of Year      Other      Expenses     Deductions     of year
                                  ----------   --------   ----------   -----------   ----------
Year Ended January 31, 1993:
----------------------------

  Allowance for doubtful
    accounts                        $343,000   $(3,000)      $95,000    $(144,000)     $291,000

Year Ended January 30, 1994:
----------------------------

  Allowance for doubtful
    accounts                        $291,000   $     -       $47,000    $ (18,000)     $320,000

Year Ended January 29, 1995:
----------------------------

  Allowance for doubtful
    accounts                        $320,000   $ 4,000       $20,000    $ (63,000)     $281,000

Nine Months Ended October 29,
  1995 - (Unaudited)
-----------------------------

  Allowance for doubtful
    accounts                        $281,000   $     -       $41,000    $ (15,000)     $307,000

    No dealer, salesman or any other person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus, and if given or made, such information or representations should not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the shares of Common Stock offered by this Prospectus, by anyone in any jurisdiction in which such offer to sell or solicitation is not authorized, or in which the person making such offer is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of the Prospectus nor any distribution of shares pursuant to this Prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference herein or in the affairs of the Company since the date of this Prospectus.

                                _______________


                               TABLE OF CONTENTS
                               -----------------

                                                    Page
                                                    ----

    Available Information........................      2

    Incorporation by Reference...................      3

    The Company..................................      4

    Risk Factors.................................      5

    Material Changes.............................      9

    Selling Securityholders......................     15

    Plan of Distribution.........................     16

    Use of Proceeds..............................     17

    Legal Matters................................     17

    Experts......................................     17

    Index to Consolidated Financial Statements...     18


                                775,000 SHARES


                              SEMTECH CORPORATION

                                 COMMON STOCK

                                  ----------
                                  PROSPECTUS
                                  ----------

                               January   , 1996

PART II   INFORMATION NOT REQUIRED IN PROSPECTUS

    Item 14.  Other Expenses of Issuance and Distribution.

    The fees and expenses payable by the Company in connection with the sale of the shares of Common Stock being registered are estimated as follows:

                                    Amount
                                  ----------
    SEC Filing Fee.............   $ 5,177.80

    Legal Fees and Expenses*...   $10,000.00

    Accounting Fees*...........   $30,000.00

    Printing Expenses*.........   $ 1,500.00
                                  ----------

              Total*...........   $46,677.80
                                  ==========

___________________
*Indicates estimate


    Item 15.  Indemnification of Directors and Officers.

    Section 17 of the Bylaws of the Company, as amended, provides for indemnification of officers, directors, agents and employees of the Company generally consistent with the provisions of Section 145 of the Delaware General Corporation Law. Pursuant to Section 145 of the Delaware General Corporation Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of a corporation, however, indemnification is not available if such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless the court determines that indemnification is appropriate. In addition, a corporation has the power to purchase and maintain insurance for such persons. The statute also expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

    As permitted by Section 102 of the Delaware General Corporation Law, the Company's stockholders have approved and incorporated provisions into the Company's Certificate of Incorporation, as amended, which among other things, eliminates a director's personal liability for monetary damages to the Company and its stockholders arising from a breach of a director's fiduciary duty, to the fullest extent permitted by the Delaware General Corporation Law as it presently exists or may hereafter be amended.

    The above discussion of the Company's Bylaws, Certificate of Incorporation and of Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by such Bylaws, Certificate of Incorporation, and statute.

Item 16. Exhibits.

    5    Opinion of counsel as to legality of securities being registered.

    23.1 Consent of independent public accountants.

    23.2 Consent of counsel (included in Exhibit 5).

    24.1 Power of Attorney (included herein on the signature page).

    27.1 Financial Data Schedule.

Item 17. Undertakings.

    The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the Prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

 Provided, however, that paragraphs (l)(i) and (l)(ii) do not apply if the
 --------  -------
information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of post-effective amendment any of the securities which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and had duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newbury Park, State of California, on January 8, 1996.

    SEMTECH CORPORATION



    By:  /s/ John D. Poe
         ------------------------------------------------
         John D. Poe
         President & Chief Executive Officer

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints John D. Poe his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement and any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


        Signature                          Title                       Date
        ---------                          -----                       ----

/s/ John D. Poe              President, Chief Executive           January 8, 1996
--------------------------   Officer and Director
John D. Poe                  (Principal Executive Officer)


/s/ David G. Franz, Jr.      Vice President-Finance, Chief
--------------------------   Financial Officer, Secretary and     January 8, 1996
David G. Franz, Jr.          Director (Principal Financial and
                             Accounting Officer)


/s/ James P. Burra           Director                             January 8, 1996
--------------------------
James P. Burra


/s/ Rock N. Hankin           Director                             January 8, 1996
--------------------------
Rock N. Hankin


/s/ Allen H. Orbuch          Director                            January 8, 1996
----------------------
Allen H. Orbuch


/s/ James T. Schraith       Director                             January 8, 1996
------------------------
James T. Schraith


/s/ Jack O. Vance           Director                             January 8, 1996
--------------------
Jack O. Vance

                                 EXHIBIT INDEX

Exhibit No.  Description                         Sequential Page No.
-----------  -----------                         -------------------

 5 Opinion of counsel as to legality of securities being registered.

 23.1    Consent of independent public accountants.

 23.2    Consent of counsel (included in Exhibit 5).

 24.1    Power of Attorney (included herein on
         the signature page).

 27.1    Financial Data Schedule.